August 8, 2006



Mail-Stop 4561
Via facsimile and U.S. Mail
Mr. James G. Cooley
President and Chief Executive Officer
Citizens Community Bancorp, Inc.
2174 EastRidge Center
Eau Claire, Wisconsin 54701

	Re:  Citizens Community Bancorp, Inc.
                    Amendment No.1 to Form SB-2 on Form S-1
	        File No. 333-135527
                    Filed July 12, 2006
	        Form 10-KSB for the Fiscal Year Ended September 30,
2005
	        File Number:  000-50585
	        Filed December 23, 2005


Dear Mr. Cooley:

      We have reviewed your filing only for the issues related to the comparison of shareholder rights and accounting issues and have the following comments. We have also reviewed your response letter dated
May 12, 2006 addressing our comment letter dated April 24, 2006 regarding your Form 10-KSB for the Fiscal Year Ended September 30, 2005. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form S-1
Risk Factors, page 14
1. The staff notes three risk factors relating to changes in shareholder rights resulting from the changed charter, by-laws and/or
Maryland law. Those risks are the last 2 on page 16 and the last risk on page 17. However, several changes are not described. In this regard, the staff notes the discussion beginning on page 116 under,
"Comparison of Citizens Community Bancorp, Inc.`s and CCB`s stockholders" contains several more changes that may be considered risks. They are:
* The new Articles of Incorporation authorize the Board of Directors to authorize additional shares of common and preferred stock without shareholders approval which would dilute existing holders and may prevent takeover and/or merger offers;
* The new Articles of Incorporation authorize the Board of directors to adopt stock-related compensation plans and issue shares to directors and officers without shareholder approval that will dilute existing shareholder holdings;
* The new Articles of Incorporation make it harder for shareholders to remove directors as it requires a vote of 80% of outstanding shares to remove a director;
* The new Articles of Incorporation provide for increased indemnification of officers and directors which may result in increased costs borne by shareholders;
* The new Articles of Incorporation provides that officers and directors will not be personally liable to the Company or its shareholders to the fullest extent permitted by Maryland law whereas federal law, which currently applies to the Company, prohibits and personal limitation on liability;
* The new Articles of Incorporation greatly limits the ability of shareholders to call for a special meeting of stockholders. Currently, holders of 10% of outstanding shares can call for a special meeting while the new articles requires holders of 50% of outstanding shares are needed;
* The new Articles of Incorporation require 90 days advance notice for shareholders to nominate directors or bring other business before an Annual Meeting of Stockholders whereas the current bylaws of the
Company allow any shareholder to make any proposal as late as while at the Annual Meeting;
* The new Articles of Incorporation raise the required stock holdings from 1% to 5% for stockholders to Examine the Company`s books and records;
* The new Articles of Incorporation reduces the barriers for 10% holders to exercise their voting rights;
* The new Articles of Incorporation reduces the required level of Board approval and shareholders approval for Mergers, Consolidations and Sales of Assets;
* The new Articles of Incorporation requires an 80% supermajority vote to approve a Business Combination with Interested Shareholders while currently the Company has no such rule;
* The new Maryland law governing the Company has diminished Dissenters`/appraisal rights for stockholders;
* The new Articles of Incorporation allow the Board much greater latitude in evaluating offers even if the price offered is significantly greater than the then current market price which may make prevent holders from realizing a greater return for their shares; and,
* The new Articles of Incorporation make it harder for shareholders to changes the Articles which confer greater powers and authority to the Board while the new by-laws make it easier for the Board to make changes to the by-laws.
Please revise the Risk Factors to address these issues or advise the staff of the reasons why the Company believes these are not additional risks.
2. Revise the last risk factor on page 16 to insert "without shareholder approval" after the word "shares" in the second line of the caption.
3. Revise the last risk factor on page 17 to insert the words "that limit" after the word "changes" in the caption and delete the word "in".

Comparison of Rights of Citizens Community Bancorp, Inc.`s and
CCB`s
Stockholders, page 116
4. Revise the first paragraph to delete the qualification contained in the last sentence and instead, indicate that the discussion contains all material changes. Any reference to the Articles and by-laws should contain no qualification.

Form 10-KSB for the Fiscal Year Ended September 30, 2005
2005 Annual Report
Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Liquidity and Commitments, page 12

1. We note your response to comment 2 of our letter dated April
24,
2006. Please revise your MD&A in future filings beginning with your next amendment to Form S-1 to include the disclosure provided in your
May 12, 2006 response letter regarding the purpose behind the payable on demand clause and circumstances under which you are able to and historically have invoked your rights under the payable on demand clause.

2. As a related matter, we note the disclosure on page 72 of your Form S-1 filed July 12, 2006 which states that by continuing to use payment on demand clauses, less than 10% of Citizen Community Federal assets were represented by traditional fixed-rate mortgage loans with amortizations of 15 years or greater. Please revise future filings beginning with your next amendment to your Form S-1 to quantify the extent to which your use of these clauses has affected the company`s liquidity and overall financial performance for the periods presented.

Consolidated Financial Statements
Note 1 - Summary of Significant Accounting Policies, page 26

3. We understand that you follow a cash basis methodology of recognizing loan origination fees to income when received. Therefore, we believe your accounting policy for loan origination fees is inconsistent with paragraph 5 of SFAS 91 which requires such fees to be deferred and recognized over the life of the loan as an adjustment of the yield.

You have stated that you historically have not followed this particular guidance of SFAS 91 both because your computer system did not have the capability to prepare a detailed computation on a loan by loan basis and because your manual computations to date have demonstrated that lack of deferring loan fees has been immaterial to your annual financial statements.

You have represented, and your auditors concur, that the amount of error caused by not deferring loan origination fees is not material to the annual or quarterly financial statements you have provided in filings made with the Commission, although we understand that your annual calculations involve the use of significant estimates and your quarterly calculations seem less detailed than your annual calculations. In your letter dated May 12, 2006, you provided calculations which you believe support your conclusion that the difference is immaterial. We do not have sufficient information to agree or disagree with your conclusion that the differences were immaterial to your financial statements for the three year period ended September 30, 2005 which have been included in your Form 10-KSB and Form S-1 filed with the Commission.

Since the company`s management is in possession of all facts with respect to the matters discussed above and addressed in your correspondence, they are responsible for the accuracy and adequacy of the financial statements and disclosures made notwithstanding the staff`s comments in this letter, and your independent registered accountant is responsible for its report on the financial statements.
All persons who are responsible for the accuracy and adequacy of the disclosure in the company`s filings made with the Commission are urged to be certain that all information required for investors to make an informed decision is provided.

In your letter dated May 12, 2006, you indicated that your new computer system has the ability to properly defer net loan fees on loan originations. We strongly recommend that you take full advantage of these features of your new computer system. For future periods, if you continue to use a cash basis methodology for recognizing loan origination fees, we expect that you will be able to quantify the difference that results from using a method inconsistent with the provisions of SFAS 91 based on a rigorous computation method that is performed on a quarterly and annual basis.

4. We note your response to comment 7 of our letter dated April
24,
2006 and the revised disclosures you have included on page F-12 of your consolidated financial statements included in your Form S-1 filed on July 12, 2006. Please revise your Form 10-KSB and future filings beginning with your next amendment to your Form S-1 so that
EPS is presented for the period beginning with your demutualization.
Because your demutualization occurred during the middle of a quarter, the numerator for your EPS calculation should be only for the period beginning with the demutualization (March 29, 2004) through the end of the reporting period. The denominator should reflect all shares
(shares sold in the subscription offering and shares issued to the mutual holding company). Please also revise both your filings to include clear disclosure about how EPS has been calculated as well as the fact that EPS for the year ended September 30, 2004 is only for the period since the demutualization occurred.

Closing Comments

      As appropriate, please amend your registration statement and Form 10-KSB in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	Any questions regarding the accounting comments may be directed to Lisa Haynes (202) 551-3424 or John P. Nolan at (202) 551-3492.
All other questions may be directed to Michael Clampitt at (202)
551-
3434 or to me at (202) 551-3698.

						Sincerely,




						Mark Webb
						Branch Chief-Legal
						Financial Services Group


Cc: Martin Meyerwitz, P.C.
       Silver, Freedman & Taff, L.L.P.
       1700 Wisconsin Avenue, NW
       Washington, DC 20007
        Facsimile (202) 337-5502
        Phone (202) 295-4500


Mr. J.G. Cooley
Citizens Community Bancorp, Inc.
Page 6